January 23, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Comments on Form 10-K for Fiscal Year Ended December 31, 2006

File No. 001-14925

This letter responds to your review comments dated July 31, 2007 and subsequent calls on October 22nd and January 9th, regarding the Form 10-K for the fiscal year ended December 31, 2006 for StanCorp Financial Group, Inc. We have included your comments followed by our responses.

Form 10-K - December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 30

Deferred Acquisition Costs (“DAC”), Value of Business Acquired (“VOBA”), Other Intangible Assets and Goodwill, page 31

1.	Please explain to us in disclosure type format the nature and description of both DAC and VOBA that are amortized under your two distinct amortization policies described here. For the amounts that you amortize based on estimated future profitability, disclose the key assumptions used in determining future profitability and provide a sensitivity analysis of the impact of changes in those profitability assumptions on your earnings.

Response:

Deferred acquisition costs “DAC” and assets related to value of business acquired “VOBA” are generally originated through the issuance of new business or through the purchase of existing business through reinsurance transactions. The combination of DAC and VOBA account for less than 3% of our total assets, with DAC and VOBA amortized in proportion to expected gross profits accounting for less than 1% of total assets at December 31, 2006.

Our practice regarding setup and amortization of DAC and VOBA is consistent with those prescribed under Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”), Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (“SFAS 97”) and Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“SFAS 113”).

At December 31, 2006, DAC and VOBA amortized in proportion to estimated future profitability accounted for approximately 25% of the Company’s total DAC and VOBA assets. To estimate future profitability, the Company does make several assumptions which are further identified in our updated disclosure set out below. Although each assumption does impact the calculated estimate of future profitability, it is the relationship of the change to the changes in other key assumptions that determines the impact on earnings. For this reason, we revisit these assumptions annually and adjust them based on actual results or trends and adjust our DAC and VOBA balances and future amortization accordingly.

A disclosure responsive to your comments under Part I – Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Deferred Acquisition Costs (“DAC”), Value of Business Acquired (“VOBA”), Other Intangible Assets and Goodwill from our Form 10-K for Fiscal Year Ended December 31, 2006, is provided below. Changes or additional disclosures have been bolded to ease your review. This expanded disclosure is representative of what we will include in future filings.

Deferred Acquisition Costs (“DAC”), Value of Business Acquired (“VOBA”), Other Intangible Assets and Goodwill

DAC, VOBA, other intangible assets and goodwill are considered intangible assets. These intangible assets are generally originated through the issuance of new business or the purchase of existing business, either by purchasing blocks of insurance policies from other insurers or by the outright purchase of other companies. The Company’s intangible assets are subject to impairment tests on an annual basis, or more frequently if circumstances indicate that carrying values may not be recoverable.

Acquisition costs we have deferred as DAC are those costs that vary with and are primarily related to the acquisition and in some instances the renewal of insurance products. These costs are typically one time expenses that represent the cost of originating new business and placing that business in force. Certain costs related to obtaining new business and acquiring business through reinsurance agreements have been deferred and will be amortized to accomplish matching against related future premiums or gross profits, as appropriate. We normally defer certain acquisition related commissions and incentive payments, certain costs of policy issuance and underwriting, and certain printing costs. Assumptions used in developing DAC and amortization amounts each period include the amount of business in force, expected future persistency, withdrawals, interest rates and profitability. These assumptions are modified to reflect actual experience when appropriate. Additional amortization of DAC is charged to current earnings to the extent it is determined that future premiums or gross profits are not adequate to cover the remaining amounts deferred. DAC totaled $208.5 million and $165.8 million at December 31, 2006 and 2005, respectively. Changes in actual persistency are reflected in the calculated DAC balance. Costs that do not vary with the production of new business are not deferred as DAC and are charged to expense as incurred.

DAC for group and individual disability insurance products and group life insurance products is amortized over the life of related policies in proportion to future premiums in accordance with Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”). The DAC for our group life and group disability products is generally amortized over a period of five years. DAC for individual disability insurance products is amortized in proportion to future premiums over the life of the contract, averaging 20 to 25 years with approximately 50% and 75% expected to be amortized by years 10 and 15, respectively. Beginning with the adoption of SOP 05-1 on January 1, 2007, we will amortize DAC for group disability and life insurance products over the initial premium rate guarantee period, which averages 2.5 years. The Company estimates 2007 pre-tax earnings will be reduced by between $3 million and $5 million related to the adoption of SOP 05-1.

Our individual deferred annuities and group annuity products are classified as investment contracts and DAC related to these products is amortized over the life of related policies in proportion to expected gross profits in accordance with Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (“SFAS 97”). For our individual deferred annuities DAC is generally amortized over 30 years with approximately 50% and 90% expected to be amortized by years 5 and 15, respectively. DAC for group annuity products is amortized over 10 years with approximately 30% expected to be amortized by year five.

VOBA primarily represents the discounted future profits of business assumed through reinsurance agreements. We have established VOBA for a block of individual disability business assumed from the Minnesota Life Insurance Company (“Minnesota Life”) and a block of group disability and group life business assumed from Teachers Insurance and Annuity Association of America (“TIAA”). VOBA is generally amortized in proportion to future premiums for group and individual disability insurance products and group life products. However, a portion of the VOBA related to the TIAA transaction associated with an in force block of group long term disability claims for which no ongoing premium is received is amortized in proportion to expected gross profits. If actual premiums or future profitability are inconsistent with our assumptions, we could be required to make adjustments to VOBA and related amortization. For the VOBA associated with the Minnesota Life block of business reinsured, the amortization period is up to 30 years and is amortized in proportion to future premium. The amortization period of the intangible asset for the marketing agreement with Minnesota Life is up to 25 years. The VOBA associated with the TIAA transaction is comprised of two parts with differing amortization methods. The amortization periods are up to 10 years for VOBA that is amortized in proportion to premiums and up to 20 years for VOBA that is amortized in proportion to expected gross profits. VOBA and intangibles totaled $100.7 million and $79.5 million at December 31, 2006 and 2005, respectively. Regarding the effect of the adoption of SOP 05-1, the premium portion of the VOBA related to TIAA will be recorded as a reduction of retained earnings upon adoption of SOP 05-1.

At December 31, 2006, DAC and VOBA balances amortized in proportion to expected gross profits accounted for 25.1% and 22.0%, or $52.4 million and $11.8 million of the total balance for DAC and VOBA, respectively. At December 31, 2005, DAC and VOBA balances amortized in proportion to expected gross profits accounted for 24.7% and 26.0% of the total balance for DAC and VOBA, or $41.0 million and $15.5 million, respectively.

Key assumptions which will affect the determination of expected gross profits for the annuity products are persistency, the spread between investment yields and interest credited, and for the group annuity products with assets held in equity funds, stock market performance. For VOBA related to the TIAA group long term disability claims for which no further premiums are due, that is amortized in proportion to expected gross profits, the key assumptions that affect the development of expected gross profits are the claim termination rates and investment yields. Although a change in a single assumption may have an impact on the calculated amortization of DAC or VOBA, it is the relationship of that change to the changes in other key assumptions that determines the ultimate impact on DAC or VOBA amortization. Because actual results and trends related to these assumptions do vary from those assumed, the Company revises these assumptions annually to reflect its current best estimate of expected gross profits. As a result of this process, known as “unlocking”, the cumulative balances of DAC and VOBA are adjusted with an offsetting benefit or charge to income to reflect changes in the period of the revision. An unlocking event that results in an after-tax benefit generally occurs as a result of actual experience or future expectations being favorable compared to previous estimates. An unlocking event that results in an after-tax charge generally occurs as a result of actual experience or future expectations being unfavorable compared to previous estimates. As a result of unlocking, the amortization schedule for future periods is also adjusted. Changes in DAC and VOBA balances due to unlocking were $0.3 million and $0.2 million for the years 2006 and 2005 respectively. Based on past experience, future changes in DAC and VOBA balances due to changes in underlying assumptions are not expected to be material. However significant, unanticipated changes in key assumptions which affect the determination of expected gross profits may result in a large unlocking event which could have a material adverse effect on the Company’s financial position or results of operations.

The Company’s other intangible assets are subject to amortization and consist of certain customer lists and a marketing agreement. Customer lists were acquired with the purchase of Invesmart and with the acquisition by StanCorp Investment Advisers, Inc. of small investment advisory firms. They have a combined weighted-average remaining life of approximately 9.4 years. The marketing agreement accompanied the Minnesota Life transaction and provides access to Minnesota Life agents, some of whom now market Standard Insurance Company’s individual disability insurance products. The amortization period for the Minnesota Life marketing agreement is up to 25 years.

At December 31, 2006, intangible assets classified as goodwill totaled $33.5 million and related to the 2006 acquisition of Invesmart.

Item 8. Financial Statements

3. Segments, page 44

2.	In a disclosure-type format to be included in your financial statements, please provide us a breakout of revenue by product or groups of products that is required by paragraph 37 of SFAS 131. You appear to provide a similar disclosure that is required by paragraph 37 outside of financial statements, on page 21.

Response:

An additional disclosure responsive to your comments under Part II – Item 8. Financial Statements and Supplementary Data – Note 3 – Segments, for our Form 10-K for Fiscal Year Ended December 31, 2006, is provided below. This additional disclosure is representative of what we will include in future filings.

The following table sets forth revenues consisting of premiums, administrative fees and net investment income by major product line or category within each of our segments:

	2006	2005	2004
	(In millions)
Premiums:
Insurance Services:
Group insurance life and AD&D	$735.0	$681.0	$611.1
Group insurance long term disability	809.9	780.7	714.5
Group insurance short term disability	211.1	191.7	177.8
Group insurance dental	72.9	73.8	64.8
Experience rated refunds	(22.6)	(20.2)	(11.7)

Total Group insurance	1,806.3	1,707.0	1,556.5
Individual disability	121.1	109.4	93.5

Total Insurance Services	1,927.4	1,816.4	1,650.0

Asset Management:
Retirement plans	1.3	1.3	2.6
Individual annuities	6.3	8.8	1.4

Total Asset Management	7.6	10.1	4.0

Total premiums	$1,935.0	$1,826.5	$1,654.0

Administrative fees:
Insurance Services:
Group insurance	$8.4	$8.5	$6.6
Individual insurance	0.3	0.3	0.3

Total Insurance Services	8.7	8.8	6.9

Asset Management:
Retirement plans	63.7	31.6	24.7
Other financial services businesses	14.6	9.0	7.3

Total Asset Management	78.3	40.6	32.0

Other	(9.9)	(6.1)	(5.2)

Total administrative fees	$77.1	$43.3	$33.7

Net investment income:
Insurance Services:
Group insurance	$265.8	$255.1	$253.4
Individual insurance	47.6	48.2	49.1

Total Insurance Services	313.4	303.3	302.5

Asset Management:
Retirement plans	74.0	64.6	58.7
Individual annuities	68.5	66.3	63.6
Other financial services businesses	8.8	9.4	11.6

Total Asset Management	151.3	140.3	133.9

Other	14.2	21.6	8.9

Total net investment income	$478.9	$465.2	$445.3

8. Liability for Unpaid Claims, Claims Adjustment Expenses and Other Policyholder Funds, page 48

3.	You indicate that the “table sets forth the change in the liabilities for unpaid claims and claims adjustment expenses for the years ended December 31.” Tell us your accounting treatment for these unpaid claims and claims adjustment expenses. In your response reference appropriate paragraphs in SFAS 60.

Response:

Our claims consist of amounts we owe or have paid to our claimants for benefits arising under the policies we have issued. The liabilities for unpaid claims and claims adjustment expenses represent our best estimate of the present value of future claim payments and associated expenses relative to claims that have already been incurred or are estimated to have been incurred but which have not yet been reported to the Company. Our best estimate assumptions are based upon actual claim experience as well as our expectations regarding factors that may affect future experience. These assumptions may be revised as current claim experience and projections of future factors affecting claim experience change.

Such liabilities are required to be accrued under paragraphs 17 and 20 of SFAS 60, Accounting and Reporting by Insurance Enterprises. More specifically, the liability for unpaid claims including incurred but not reported claims is required by Paragraph 17 of SFAS 60, which states;

“A liability for unpaid claim costs relating to insurance contracts other than title insurance contracts, including estimates of costs relating to incurred but not reported claims, shall be accrued when insured events occur …”

and the liability for claims adjustment expenses is required by paragraph 20 of SFAS 60, which states;

“A liability for all costs expected to be incurred in connection with the settlement of unpaid claims (claim adjustment expenses) shall be accrued when the related liability is accrued. Claim adjustment expenses include costs associated directly with specific claims paid or in the process of settlement, such as legal and adjusters’ fees. Claim adjustment expenses also include other costs that cannot be associated with specific claims but are related to claims paid in the process of settlement, such as internal costs of the claims function.”

In addition, paragraph 18 of SFAS 60 provides guidance on the basis for the calculation of the liability for unpaid claims, including incurred but not reported claims, as follows:

“The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience…”

4.

If, as it appears, you are re-estimating these unpaid claims and claims adjustment expenses at each balance sheet date, we believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of these liabilities could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact upon your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information, as applicable, for each material line of business included within unpaid claims and claims adjustment expenses and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of unpaid claims and claims adjustment expenses for each year presented.

b.	Please describe the methods you used to determine your unpaid claims and claim adjustment expenses. Please ensure this description:

i.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

ii.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

iii.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing the amount by cumulative paid claims and by case reserves, but there may be other methods as well.

iv.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

i.	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously reported adjustment.

ii.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d.	Based on the table included in note 8, it appears that you have significantly revised your “incurred related to prior years.” Please provide the following to explain the reasons for your change in estimate that augments your current discussion on page 22 by major line of business:

i.	Quantify the amount of the impact that the factors currently discussed had on your operations. Consider the need to reconcile these amounts to the current year provision disclosed in the table in note 8.

ii.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

iii.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses such as incidence and severity as disclosed in your discussion on page 21. In addition please disclose the following:

i.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

ii.	Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response:

While not explicitly referenced, liabilities for unpaid claims and claims adjustment expenses are covered in the reserve portion of the Critical Accounting Policies and Estimates section of the MD&A since they are reserves held by the Company to cover future benefits and claims.

In order to better explain judgments and uncertainties surrounding our estimates for the liabilities for unpaid claims and claims adjustment expenses, we will expand the reserve portion of the disclosure to include a further breakdown of reserves between policy reserves and claim reserves. The liabilities for unpaid claims and claims adjustment expenses are claim reserves.

Policy reserves are only required to be accrued for our individual disability block of business under paragraph 21 of SFAS 60. These reserves are established at the time a policy is issued and reflect the current value of projected future benefits including expenses less projected future premium.

We continue to maintain a policy reserve for as long as a policy is in force, even after a separate claim reserve is established.

Claim reserves are established when a claim is incurred or is estimated to have been incurred but not yet reported to us and, as prescribed by GAAP, equals our best estimate of the present value of the liability of future unpaid claims and claim adjustment expenses. As described in our response to comment 3 above, these liabilities are required to be accrued under paragraphs 17 and 20 of SFAS 60.

To help clarify how we have addressed your comments in the updated disclosure provided, each comment is addressed separately below.

In response to comment 4(a) above, we have included amounts of policy reserves and claim reserves in the updated disclosure provided below.

In response to comment 4(b) above, we have included a description of the calculation methods for both policy reserves and claim reserves including the calculation of incurred but not reported reserves. We have not made a distinction between short term disability and long term disability since our short term disability business represents only 1% of the total liabilities held at December 31, 2006 and the reserve calculation methods are essentially the same. Total incurred but not reported reserves for the company at December 31, 2006 was $629.4 million. In our revised disclosure, we continue to disclose incurred but not reported reserves as a percentage of reserves but have additionally provided the dollar amount for further clarification. We continue to believe it is more informative to understand the proportion of reserves held that represent incurred but not reported claims rather than simply the dollar amount which will be affected by numerous factors including growth in business and the type of business sold.

In response to comment 4(c) above, no policy is discussed because the determination is almost entirely actuarial with minimal opportunity for adjustments outside the actuarial process in all stages of the determination of the liability for unpaid claims and claim adjustment expenses and therefore management does not adjust this liability by an amount that is different from the amount determined by its actuaries. We do continue to disclose the varying degrees of subjectivity and judgment that may be present in the reserve calculation depending upon the nature of the reserve. The determination of assumptions and methods for all of the reserves described occurs within the actuarial process.

In response to comment 4(d) above, the changes in the amounts “incurred related to prior years” are primarily the result of the increasing size of our in force insurance business and the actual claims experience with respect to that business during the time periods captured for claims with an incurral date in years prior to the year of valuation. The changes are not the result of a significant change in an underlying assumption or method used to determine the estimate. In addition, since the reserves under consideration are for long duration contracts which include a significant interest component, a positive number in this portion of the table should be taken as an indicator of the overall adequacy or inadequacy of the reserves held. For completeness, beginning with the 2007 Form 10-K filing we will disclose the interest amounts associated with these reserves. You will see we have not specifically addressed items 4(d) i., 4(d) ii. or 4(d) iii. since they are not applicable to the 2006 filing. Going forward we will clarify the effect of business growth and claims experience upon amounts incurred in prior years in our footnote as well as the effect of any changes in assumptions or method to the extent they are applicable for Liabilities for Unpaid Claims, Claims Adjustment Expenses and Other Policyholder Funds.

In response to comment 4(e) above we have continued to provide a description of assumptions that will affect the calculation of the policy reserves and claim reserves in the policy and claim reserve sections. In addition, we have added a new section entitled, “Trends in Key Assumptions,” which explicitly identifies key assumptions, any changes in those assumptions that occurred during the reporting period and the effects of such changes upon the reported results.

In response to comment 4(f) above, we have included in the section, “Trends in Key Assumptions,” a description of the potential variability in claim reserve balances for our group insurance businesses, our most significant lines of business, based on reasonably possible variations in key reserve assumptions, related to claim experience. The scenario quantified is developed based upon an analysis of the variation in historical reserve runout experience and at one standard deviation from the mean is deemed by management to represent a reasonably likely outcome. A description of the sensitivity of the reserves for newly incurred claims to changes in interest rate assumptions is provided separately in the discussion on reserve discount rates in the same section.

A disclosure responsive to your comments under Part I – Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Reserves from our Form 10-K for Fiscal Year Ended December 31, 2006, is provided below. Changes or additional disclosures have been bolded to ease your review. This expanded disclosure is representative of what we will include in future filings.

You will see in the disclosure below reserve totals for policy reserves and claim reserves, which represent over 96% of total reserves held. The remaining items not included as policy reserves or claim reserves primarily relate to liabilities for claim amounts due but not yet paid. To aid in understanding, the following table provides a reconciliation of the amounts presented to the total amounts reported as future policy benefits and claims on the consolidated balance sheet.

(In millions)	2006	2005	2004
Total Policy and Claim Reserves	$4,778.8	$4,545.4	$4,358.5
Plus Amounts held for claim amounts due and not yet paid	148.0	142.6	124.5
Plus Unearned premium reserve	1.8	1.9	2.0
Less elimination entries	1.0	0.6	0.4

Total future policyholder benefits and claims	$4,927.6	$4,689.3	$4,484.6

Reserves

Reserves represent amounts to pay future benefits and claims. Developing the estimates for reserves (and therefore the resulting impact on earnings) requires varying degrees of subjectivity and judgment, depending upon the nature of the reserve. For most of our reserves, the calculation methodology is prescribed by various accounting and actuarial standards, although judgment is required in the determination of assumptions to use in the calculation. At December 31, 2006, these reserves represented approximately 87% of total reserves held or $4.29 billion. We also hold reserves that lack a prescribed methodology but instead are determined by a formula that we have developed based on our own experience. Because this type of reserve requires a higher level of subjective judgment, we closely monitor its adequacy. These reserves, which are primarily incurred but not reported reserves associated with our disability products represented approximately 12% of total reserves held at December 31, 2006 or $629.4 million. Finally, a small amount of reserves is held based entirely upon subjective judgment. These reserves are generally set up as a result of unique circumstances that are not expected to continue far into the future and are released according to pre-established conditions and timelines. These reserves represented less than 1% of total reserves held at December 31, 2006 or $9.4 million.

Reserves include policy reserves for claims not yet incurred, and claim reserves for liabilities for unpaid claims and claim adjustment expenses for claims that have been incurred or are estimated to have been incurred but not yet reported to us. These reserves totaled $4.78 billion, $4.55 billion and $4.36 billion at December 31, 2006, 2005 and 2004, respectively, and represented over 96% of total reserves.

Policy Reserves

Policy reserves totaled $887.3 million, $871.4 million and $858.5 million at December 31, 2006, 2005 and 2004, respectively. Policy reserves include reserves established for our individual life and individual disability business.

Policy reserves for our individual disability block of business are established at the time of policy issuance using the net level premium method as prescribed by generally accepted accounting principles (GAAP) and represent the current value of projected future benefits including expenses less projected future premium. These reserves, related specifically to our individual disability block of business, totaled $153.8 million, $144.5 million and $136.1 million at December 31, 2006, 2005 and 2004, respectively.

We continue to maintain a policy reserve for as long as a policy is in force, even after a separate claim reserve is established.

Assumptions used to calculate individual disability policy reserves may vary by the age, sex and occupation class of the claimant, the year of policy issue and specific contract provisions and limitations.

Individual disability policy reserves are sensitive to assumptions and considerations regarding:

•	claim incidence rates;

•	claim termination rates;

•	discount rates used to value expected future claim payments and premiums;

•	persistency rates;

•	the amount of monthly benefit paid to the insured (less reinsurance recoveries and other offsets); and

•	expense rates including inflation.

Policy reserves for our individual and group immediate annuity blocks of business totaled $136.8 million, $138.3 million and $136.5 million at December 31, 2006, 2005 and 2004 respectively. These reserves are established at the time of policy issue and represent the present value of future payments due under the annuity contracts. The contracts are single premium contracts and therefore there is no projected future premium.

Assumptions used to calculate immediate annuity policy reserves may vary by the age and sex of the annuitant and year of policy issue.

Immediate annuity policy reserves are sensitive to assumptions and considerations regarding:

•	annuitant mortality rates; and

•	discount rates used to value expected future annuity payments.

Policy reserves for our individual life block of business totaled $596.6 million, $588.6 million and $585.9 million at December 31, 2006, 2005 and 2004 respectively. Effective January 1, 2001, substantially all of our individual life policies and the associated reserves were ceded to Protective Life under a reinsurance agreement.

Policy reserves are calculated using our best estimates of assumptions and considerations at the time the policy was issued, adjusted to allow for the effect of adverse deviations in actual experience. These assumptions are not subsequently modified unless policy reserves become inadequate at which time we may need to change assumptions to increase reserves.

Claim Reserves

Claim reserves are established when a claim is incurred or is estimated to have been incurred but not yet reported to us and, as prescribed by GAAP, equals our best estimate of the present value of the liability of future unpaid claims and claim adjustment expenses. Reserves for incurred but not reported claims (IBNR) are determined using company experience and consider actual historical incidence rates, claim reporting patterns, and the average cost of claims. The reserves are calculated using a company derived formula based primarily upon premium, which is validated through a close examination of reserve runout experience.

These reserves are related to our insurance segment products and totaled $3.89 billion, $3.67 billion and $3.50 billion at December 31, 2006, 2005 and 2004, respectively.

Unlike policy reserves, claim reserves are subject to revision as our current claim experience and expectations regarding future factors which may influence claim experience change. Each quarter we monitor our emerging claim experience to ensure that the claim reserves remain appropriate and make adjustments to our assumptions based on actual experience and our expectations regarding future events as appropriate.

Assumptions used to calculate claim reserves may vary by the age, sex and occupation class of the claimant, the year the claim was incurred, time elapsed since disablement and specific contract provisions and limitations.

Claim reserves for our disability products are sensitive to assumptions and considerations regarding:

•	claim incidence rates for IBNR claim reserves;

•	claim termination rates;

•	discount rates used to value expected future claim payments;

•	the amount of monthly benefit paid to the insured (less reinsurance recoveries and other offsets);

•	expense rates including inflation; and

•	historical delay in reporting of claims incurred.

Certain of these factors could be materially affected by changes in social perceptions about work ethics, emerging medical perceptions and legal interpretations regarding physiological or psychological causes of disability, emerging or changing health issues and changes in industry regulation. If there are changes in one or more of these factors or if actual claims experience is materially inconsistent with our assumptions, we could be required to change our reserves.

Claim reserves for our group life and accidental death and disablement products are established for death claims reported by not yet paid, IBNR death claims and waiver of premium benefits. The death claim reserve is based on the actual amount to be paid, the IBNR reserve is calculated using historical information and the waiver of premium benefit is calculated using a tabular reserve method that takes into account company experience and published industry tables.

Trends in Key Assumptions

Key assumptions affecting our reserve calculations are (1) the discount rate, (2) claim termination rate and (3) the claim incidence rate for policy reserves and IBNR claim reserves.

Reserve discount rates for newly incurred claims are reviewed quarterly and if necessary are adjusted to reflect our current and expected net investment yields. The discount rate used to calculate GAAP reserves for newly incurred long term disability claims increased 75 basis points in 2006 and declined 25 basis points in 2005 as a result of changes in the interest rate environment. Based on our current size, a 25 basis point increase in the discount rate would result in a short-term decrease of approximately $2 million per quarter of benefits to policyholders, and a corresponding increase to pre-tax earnings. Offsetting adjustments to group insurance premium rates can take from one to three years given that most new contracts have rate guarantees in place.

Claim termination rates can vary widely from quarter to quarter. The claim termination assumptions used in determining our reserves represent our expectation for claim terminations over the life of our block of business and will vary from actual experience in any one quarter. In 2006, while we have experienced some variation in our claim termination experience we have not seen any prolonged or systemic change that would indicate a sustained underlying trend that would affect the claim termination rates used in the calculation of reserves. As a result of our on-going assessment of recovery patterns for claims experience for group long term disability insurance, we did release incurred but not reported reserves, totaling $9 million and $12 million for 2005 and 2004, respectively. There were no similar reserve releases for 2006.

In 2006, we did adjust the claim termination rate assumptions for a small block of individual disability claims in light of a recently released industry table. This resulted in an increase in reserves of $6 million. Our block of business is relatively small and as a result, we view the new industry table as more credible for establishing reserve levels compared solely to our own experience. We will continue to monitor our developing experience in light of the availability of the new industry table and if necessary will adjust reserves accordingly.

Claim incidence rates, which affect our policy reserves and IBNR claim reserves can also vary widely from quarter to quarter. Overall we have not seen any prolonged or systemic change that would indicate a sustained underlying trend that would affect the claim incidence rates used in the calculation of policy reserves or IBNR claim reserves.

We monitor the adequacy of our reserves relative to our key assumptions. In our estimation, scenarios based on reasonably possible variations in claim termination assumptions could produce a percentage change in reserves for our group insurance lines of business of approximately +/- 0.2% or $7 million. However given that claims experience can fluctuate widely from quarter to quarter, significant unanticipated changes in claim termination rates over time could produce a change in reserves for our group insurance lines outside this range.

Our proposed disclosure for Part II – Item 8. Financial Statements and Supplementary Data – Note 8 – Liability for Unpaid Claims, Claims Adjustment Expenses and Other Policyholder Funds, from our Form 10-K for Fiscal Year Ended December 31, 2006, is provided below. Changes or additional disclosures have been bolded to ease your review. This expanded disclosure is representative of what we will include in future filings.

8. LIABILITY FOR UNPAID CLAIMS, CLAIMS ADJUSTMENT EXPENSES AND OTHER POLICYHOLDER FUNDS

The liability for unpaid claims, claims adjustment expenses and other policyholder funds includes liabilities for insurance offered on products such as group long term and short term disability, individual disability, group dental, and group AD&D. The liability for unpaid claims and claim adjustment expenses is established when a claim is incurred or is estimated to have been incurred but not yet reported to us and, as prescribed by GAAP, equals our best estimate of the present value of the liability of future unpaid claims and claim adjustment expenses. This liability is included in future policy benefits and claims in the consolidated balance sheets. The following table sets forth the change in the liabilities for unpaid claims and claim adjustment expenses for the years ended December 31:

(In millions)	2006	2005	2004
Balance at beginning of the year, gross of reinsurance	$3,185.1	$3,040.8	$2,905.0
Less: reinsurance recoverable	(91.2)	(87.9)	(76.2)

Net balance at beginning of the year	3,093.9	2,952.9	2,828.8

Incurred related to:
Current year	995.9	944.1	907.8
Prior years	67.1	46.3	7.0

Total incurred	1,063.0	990.4	914.8

Paid related to:
Current year	(288.9)	(269.3)	(250.4)
Prior years	(615.5)	(580.1)	(540.3)

Total Paid	(904.4)	(849.4)	(790.7)

Net balance at end of the year	3,252.5	3,093.9	2,952.9
Plus: reinsurance recoverable	98.0	91.2	87.9

Balance at end of the year, gross of reinsurance	$3,350.5	$3,185.1	$3,040.8

Classified as future policyholder benefits and claims, but excluded from the table above are amounts recorded for group and individual life reserves, group and individual annuity reserves, group disability premium deficiency reserves, and individual disability active life reserves. Below is a table that reconciles amounts above to future policyholder benefits and claims as presented on the consolidated balance sheet:

(In millions)	2006	2005	2004
Future Policyholder Benefits	$ 4,927.6	$ 4,689.3	$ 4,484.6
Less Group and Individual Life Reserves	(1,284.6)	(1,216.9)	(1,163.3)
Less Group and Individual Annuity Reserves	(136.9)	(138.3)	(136.5)
Less Individual Disability Active Life Reserves	(155.6)	(146.4)	(138.0)
Less Group Disability Premium Deficiency Reserves	-	(2.6)	(6.0)

Liability for Unpaid Claims and Claims Adjustment Expense	$ 3,350.5	$ 3,185.1	$ 3,040.8

The changes in amounts incurred related to prior years for the years 2004, 2005, and 2006 are not the result of a significant change in an underlying assumption or method used to determine the estimate. Instead we expect these amounts to change over time as a result of the growth in the size of our in force insurance business and the actual claims experience with respect to that business during the time periods captured for claims with an incurral date in years prior to the year of valuation. Interest is also a key component in the year to year development of the reserves and therefore the positive changes in amounts incurred related to prior years for the years 2004, 2005 and 2006 should not be taken as an indicator of the adequacy or inadequacy of the reserves held.

Other policyholder funds at December 31, 2006, 2005 and 2004 included $1.29 billion, $ 1.14 billion and $954.9 million, respectively, of employer-sponsored defined contribution and benefit plans funds, and $988.3 million, $986.7 million and $938.4 million, respectively, of individual fixed annuity funds.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need further clarification on any of the responses above, please contact me at your convenience at (971) 321-8616.

Sincerely,

/s/ Eric E. Parsons
Eric E. Parsons
President and Chief Executive Officer StanCorp Financial Group, Inc.